ROTH CH ACQUISITION III CO.

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

February 10, 2022

Ruairi Regan Office of Real Estate & Construction United States Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Roth CH Acquisition III Co. (the "Company") Registration Statement on Form S-1 (Registration No. 333-259069) (the "Registration Statement")

Dear Mr. Regan:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 4:00 pm on February 14, 2022 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

ROTH CH ACQUISITION III CO.

By:	/s/ Byron Roth
Name: Byron Roth
Title: Chairman of the Board and Co-Chief Executive Officer